UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange of 1934
(Amendment No. 2)*

Teléfonos de México, S.A.B. de C.V.

(Name of Issuer)

L Shares, without par value
A Shares, without par value
American Depositary Shares each representing 20 L Shares
American Depository Shares each representing 20 A Shares

(Title of Class of Securities)

No CUSIP for the L Shares
No CUSIP for the A Shares
The CUSIP for the American Depositary Shares representing L Shares is 879403780
The CUSIP for the American Depositary Shares representing A Shares is 879403400

(CUSIP Number)

Wayne Wirtz, Esq.
AT&T Inc.
208 S. Akard St.
Dallas, Texas 75202
Telephone Number: 210-821-4105

Wayne Wirtz, Esq.
AT&T International, Inc.
208 S. Akard St.
Dallas, Texas 75202
Telephone Number: 210-821-4105

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 28, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: For the L Shares, none. For the A Shares, none. For the American Depositary Shares representing L Shares, 879403780. For the American Depositary Shares representing A Shares, 879403400.

1	NAME OF REPORTING PERSON AT&T Inc. (formerly known as SBC Communications, Inc.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 0 A Shares and 1,650,206,834 L Shares1
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 0 A Shares and 1,650,206,834 L Shares1

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 A Shares and 1,650,206,834 L Shares2
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% of A Shares and 14.46% of L Shares3
14	TYPE OF REPORTING PERSON HC

1
See the Schedule 13D filed on June 20, 2008, by AT&T Inc. and AT&T International, Inc. (the “Original 13D”),  as amended and supplemented by Amendment No. 1 thereto (the “Schedule 13D”) for an explanation of the number of shares included in this amount.  The amount of 2,676,965,476 set forth in footnote 1 of the Schedule 13D is amended to be increased to 2,757,965,476 based upon (i) 9,759,029,251 L Shares outstanding, (ii) 8,045,596,082 AA Shares outstanding and (iii) 386,260,027 A Shares outstanding, each as of October 28, 2010, as reported by the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.).

2
See the Original 13D for an explanation of the number of shares included in this amount.  The amount of 7,487,465,476 set forth in footnote 2 of the Schedule 13D is amended to be increased to 7,637,465,476 based upon the numbers of shares outstanding set forth in footnote 1 above.

3
See the Original 13D for an explanation of the percentages included in this amount.  The amount of 65.16% set forth in footnote 3 of the Schedule 13D is amended to be decreased to 65.14%, and the amount of 23.45% is amended to be increased to 23.82% based upon the numbers of shares outstanding set forth in footnote 1 above.

CUSIP No.: For the L Shares, none. For the A Shares, none. For the American Depositary Shares representing L Shares, 879403780. For the American Depositary Shares representing A Shares, 879403400.

1	NAME OF REPORTING PERSON AT&T International, Inc. (formerly known as SBC International, Inc.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 0 A Shares and 1,650,206,834 L Shares4
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 0 A Shares and 1,650,206,834 L Shares4

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 A Shares and 1,650,206,834 L Shares5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% of A Shares and 14.46% of L Shares6
14	TYPE OF REPORTING PERSON CO

4
See the Original 13D for an explanation of the number of shares included in this amount.  The amount of 2,676,965,476 set forth in footnote 4 of the Schedule 13D is amended to be increased to 2,757,965,476 based upon the numbers of shares outstanding set forth in footnote 1 above.

5
See the Original 13D for an explanation of the number of shares included in this amount.  The amount of 2,676,965,476 set forth in footnote 5 of the Schedule 13D is amended to be increased to 2,757,965,476 based upon the numbers of shares outstanding set forth in footnote 1 above.

6
See the Original 13D for an explanation of the percentages included in this amount.  The amount of 66.97% set forth in footnote 6 of the Schedule 13D is amended to be decreased to 65.14%, and the amount of 21.69% is amended to be increased to 23.82% based upon the numbers of shares outstanding set forth in footnote 1 above.

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D (the “Original 13D”) filed with the Securities and Exchange Commission (the “Commission”) on June 20, 2008 by AT&T Inc. (“AT&T”) and AT&T International, Inc. (“AT&TI,” and, together with AT&T, the “Reporting Persons”), as amended and supplemented by Amendment No. 1 thereto, filed with the Commission on April 30, 2010 (the “Schedule 13D”).  Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Original 13D.  Information about Carso Global Telecom, S.A.B. de C.V. (“CGT”) is based in part on that Schedule 13D filed on behalf of Carlos Slim Helú, his family, and certain related trusts on February 6, 1998, as amended and supplemented through Amendment No. 44, filed on July 30, 2010, thereto (the “Slim 13D”) and the Form 20-F filed by the Issuer on May 11, 2010 (the “20-F”).

The Reporting Persons are filing this Amendment No. 2 because they have disposed of L Shares of the Issuer beneficially owned by them in excess of 1% of the total outstanding L Shares, as further described herein.  Except as expressly amended and supplemented by this Amendment No. 2, the Original 13D is not amended or supplemented in any respect.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

(a) - (c)   The name and principal occupation of each executive officer and director of AT&T and AT&TI are set forth in Exhibit I hereto and incorporated herein by reference. The principal business address for the named individuals on Exhibit I is 208 S. Akard St., Dallas, Texas, 75202, USA. Exhibit I amends and replaces the previously filed Exhibit I in the entirety.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows.

The Reporting Persons were authorized (by resolution passed by the Corporate Development Committee of the Board of Directors of AT&T on April 29, 2010, in the case of AT&T, and by written consent of the Board of Directors of AT&TI on June 1, 2010, in the case of AT&TI) to make additional market sales of L Shares and/or L Shares ADS with a market value up to an aggregate of $204 million (including the sales described in this Amendment).

In addition, from time to time the Reporting Persons assess their position relative to the Issuer and depending on market conditions, the Issuer’s financial condition, business, operations and prospects and other factors, may change their plans or intentions and take any and all actions they may deem appropriate to their business interests or to maximizing the value of their investment, including, but not limited to, (i) proposing and discussing transactions involving the Issuer (including, but not limited to, joint ventures and/or other commercial arrangements with the Issuer and any other arrangements which may relate to the control of all or part of the Issuer and its businesses), (ii) acquiring or disposing of securities of the Issuer, or (iii) otherwise making a plan or proposal, with respect to any of the foregoing. The Reporting Persons reserve the right to formulate other plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D, to the extent deemed advisable by the Reporting Persons. The group that the Reporting Persons may form a part of may have other plans and purposes from time to time of which the Reporting Persons may have no knowledge. The Reporting Persons do not expect to amend this 13D with respect to any plans or proposal relating to any of the foregoing until such time (if ever) as those plans or proposals become definitive enough to warrant disclosure.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows.  (The following disclosure regarding securities which to the knowledge of the Reporting Persons are beneficially owned by CGT is based on the information contained in Amendment No. 44 to the Slim 13D.)

(a)           The number and percentage of L Shares (including L Shares ADS) of the Issuer beneficially owned by each of AT&T and AT&TI are amended to be decreased from 1,799,453,534 to 1,650,206,834 and to be decreased from 15.67% to 14.46%, respectively.

The percentage of A Shares (including A Shares ADS) of the Issuer, which, to the knowledge of the Reporting Persons are beneficially owned by CGT is amended to be increased from 23.45% to 23.82%.

The percentage of L Shares (including L Shares ADS) of the Issuer, which, to the knowledge of the Reporting Persons, is beneficially owned by CGT is amended to be decreased from 65.16% to 65.14%.

(b)           The numbers of L Shares (including L Shares ADS) of the Issuer, which each of AT&T and AT&TI have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, are each amended to be decreased from 1,799,453,534 to 1,650,206,834.

(c)           Exhibit II sets forth any transactions in A Shares, L Shares, A Share ADS and L Share ADS effected during the past sixty days by the Reporting Persons. All of the transactions set forth on Exhibit II were executed on the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.).

Item 7.	Materials to be Filed as Exhibits.

Exhibit	Description

I	Directors and Officers of the Reporting Persons

II	Transactions in L Shares

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 2 to Schedule 13D is true, complete and correct.

Dated: October 29, 2010

ATT&T Inc.

By:	/s/ Jonathan P. Klug
	Name:	Jonathan P. Klug
	Title:	Senior Vice President and Treasurer

AT&T International, Inc.

By:	/s/ Jonathan P. Klug
	Name:	Jonathan P. Klug
	Title:	Vice President and Treasurer